Exhibit 99.1

March 11, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary, First Capital Realty Inc. for 2011

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 50.2% ownership as of the date hereof), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its annual financial results for the year ending 2011, as published on March 8, 2012 in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES RECORD 2011 YEAR END RESULTS

Strong level of investments totalling $687 million in the year

Toronto, Ontario (March 8, 2012) – First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets, announced today strong financial results for the year ended December 31, 2011.

YEAR HIGHLIGHTS

	$ millions
Year ended December 31	2011	2010 (1)
Enterprise value	$6,215	$5,253
Debt to total assets – IFRS basis	46.4%	48.4%
Debt to total market capitalization	45.4%	46.0%
Property rental revenue	$526.7	$482.5
Net operating income (NOI) (2)	$340.1	$314.0

	$ millions		per share
Year ended December 31	2011	2010 (1)	2011	2010 (1)
Funds from Operations (FFO)(2)	$161.3	$152.7	$0.96	$0.95
FFO excluding other gains (losses) and (expenses)	$162.4	$148.4	$0.96	$0.93
Weighted average diluted shares for FFO (000’s)	168,632	160,031
Adjusted Funds from Operations (AFFO)(2)	$172.0	$160.6	$0.91	$0.89
AFFO excluding other gains (losses) and (expenses)	$167.4	$152.9	$0.89	$0.85
Weighted average diluted shares for AFFO (000’s)	189,132	180,917
Net income attributable to common shareholders	$501.6	$249.5	$2.75	$1.47
Weighted average common shares – diluted (000’s)	189,132	180,917

(1)	Restated for the adoption of International Financial Reporting Standards (IFRS), where applicable
(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $687 million in acquisitions, development activities and property improvements;

•	Added 2.2 million square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•

Acquired seven shopping centres, fifteen properties and land sites adjacent to existing shopping centres and six development land assemblies adding 1.7 million square feet of gross leasable area and 6.6 acres of land for future development;

•	Sold two properties totaling 165,000 square feet and a land parcel for gross proceeds of $55 million;

•

FFO per share excluding other gains (losses) and expenses increased by 3.2% over the prior year; 5.5% excluding the impact of a $2.7 million reduction in the allowance for doubtful accounts in respect of straight line rents recorded in NOI in the fourth quarter of 2010;

•	AFFO per share excluding other gains (losses) and expenses increased by 4.7% over the prior year;

•

2.3% same property NOI growth, 1.9% excluding redevelopments and expansions; same property includes approximately $1.5 million of negative impacts of Blockbuster bankruptcy and lower lease termination income;

•	9.9% increase on rate per square foot on 1.4 million square feet of all renewal leases;

•	Occupancy of 96.2% compared to 96.4% at December 31, 2010; vacancy includes 0.6% of space held for redevelopment and the effect of net Blockbuster closings during the year was 0.4%;

•

Gross new leasing totalled 1.1 million square feet including development and redevelopment coming on line; lease closures totalled 0.7 million square feet and closures for redevelopment totalled 0.3 million square feet;

•	Completed new leasing on existing space totalling 0.7 million square feet at an average rate of $19.43 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 22.3% versus all lease closures;

•

Average lease rate per occupied square foot increased by 2.8% from December 31, 2010 to $16.81 at December 31, 2011, including acquisitions of 1.7 million square feet at $16.34 per square foot; 96.0% occupied;

•

Subsequent to year end, invested $24.5 million in the acquisition of two properties adjacent to existing shopping centres totalling 65,000 square feet; also sold two properties totalling 97,000 square feet for gross proceeds of $31.2 million.

FOURTH QUARTER HIGHLIGHTS

	$ millions		per share
	2011	2010 (1)	2011	2010 (1)
Property rental revenue	$136.5	$130.0
Net operating (NOI) (2)	$88.4	$85.9
FFO(2)	$43.5	$43.9	$0.25	$0.27
FFO excluding other gains (losses) and (expenses)	$43.4	$42.2	$0.25	$0.26
Weighted average diluted shares for FFO (000’s)	173,221	164,235
AFFO(2)	$45.1	$43.3	$0.23	$0.23
AFFO excluding other gains (losses) and (expenses)	$43.2	$41.3	$0.22	$0.22
Weighted average diluted shares for AFFO (000’s)	193,237	185,487
Net income attributable to common shareholders	$208.9	$46.3	$1.11	$0.27
Weighted average common shares – diluted (000’s)	193,237	185,487

1)	Restated for the adoption of IFRS, where applicable
2)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $272 million in acquisitions, development activities and property improvements;

•	Added 506,000 square feet of gross leasable area from acquisitions, development and redevelopment coming on line;
•

Acquired two shopping centres, three properties adjacent to existing shopping centres and three development land assemblies adding 380,000 square feet of gross leasable area and 1.9 acres of land for future development;

•

FFO per share excluding other gains (losses) and expenses decreased by 3.8% over the same prior year period; it increased by 4.1% excluding the impact of a $2.7 million reduction in the allowance for doubtful accounts in respect of straight line rents recorded in NOI in the fourth quarter of 2010;

•	AFFO per share excluding other gains (losses) and expenses was comparable to the same prior year period;
•	7.5% increase in rate per square foot on 251,000 square feet of renewal leases;
•

Gross new leasing totalled 291,000 square feet including development and redevelopment coming on line; lease closures totalled 172,000 square feet and closures for redevelopment totalled 33,000 square feet.

“2011 was another record year for First Capital Realty,” said Dori J. Segal, President & CEO, “Looking ahead, we are well positioned to generate consistent growth in earnings, driven by proactive management, development and expansion of our existing portfolio.”

FFO AND AFFO

For the year ended December 31, 2011, FFO increased to $161.3 million or $0.96 per share (diluted) from $152.7 million or $0.95 per share (diluted). In the fourth quarter of 2011, FFO decreased to $43.5 million or $0.25 per share (diluted) from $43.9 million or $0.27 per share (diluted) in the same prior year period. The increase for the year is primarily due to the increase in NOI resulting from acquisitions, development and redevelopment projects coming on line, as well as same portfolio NOI growth. The effects of the increases in NOI were partially offset by increases in interest expense, prior year reversal of allowance for straight line rent receivable, other non-cash expenses on financing activities and an increase in the weighted average number of common shares outstanding resulting from various financing activities. Fourth quarter results were negatively affected by non-cash expenses on financing activities, Blockbuster bankruptcy, prior year reversal of allowance for straight line rent receivable, and the timing of operating cost and property tax recovery adjustments.

Year-to-date, FFO included net losses of $1.1 million compared to net gains of $4.3 million in the same prior year period. FFO for the fourth quarter of 2011 included net gains of $0.1 million compared to net gains of $1.8 million in the same prior year period.

AFFO increased to $172.0 million or $0.91 per share (diluted) in the year ended December 31, 2011 from $160.6 million or $0.89 per share (diluted) in the same prior year period. AFFO was $45.1 million or $0.23 per share (diluted) in the fourth quarter of 2011 compared to $43.3 million or $0.23 per share (diluted) in the same prior year period.

AFFO included $4.6 million of net gains in the year ended December 31, 2011 compared to $7.7 million of net gains for the same prior year period. AFFO included $2.0 million of net gains in the fourth quarter of 2011 compared to $2.0 million of net gains for the same prior year period.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

NET INCOME

For the year ended December 31, 2011, net income increased to $501.6 million or $2.75 per share (diluted) compared to $249.5 million or $1.47 per share (diluted) in the prior year. Net income for the three months ended December 31, 2011 was $208.9 million or $1.11 per share (diluted) compared to $46.3 million or $0.27 per share (diluted) for the three months ended December 31, 2010. The increase in net income is primarily due to increases in the value of investment properties.

FINANCING AND CAPITAL MARKET HIGHLIGHTS

The Company completed the following financing activities for the year ended December 31, 2011:

•	Completed a two-year, $500 million senior unsecured revolving credit facility (including subsequent increases), which replaced the Company’s previous $250 million secured facility;

•	Issued $325 million of senior unsecured debentures at a weighted average coupon rate of 5.54% and term to maturity of 8.9 years;

•	Issued $165 million of (cashless) convertible debentures at a weighted average coupon rate of 5.30%; and a term to maturity of 7.6 years;

•	Raised $239 million of equity through the issuance of 14.8 million shares primarily from conversion of convertible debentures, payment of interest on convertible debentures and exercises of options;

•	Completed mortgage financing of $84 million at a weighted average rate of 4.44%, including top-ups;

•	Repaid $199 million of maturing senior unsecured debentures.

In addition, Moody’s Investors Service affirmed the Baa3 senior unsecured debenture rating for First Capital Realty and revised the ratings outlook to positive, from stable.

Dividend

The Company announced today that it will pay a first quarter dividend of $0.20 per common share on April 12, 2012 to shareholders of record on March 30, 2012.

2011 ACTUAL RESULTS COMPARED TO 2011 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s year end 2011 results to the previously updated guidance follows.

(per share amounts, except for FFO, AFFO and shares outstanding)	2011 Guidance Provided in Q3		2011 Actual	Variance
	Low	High

Diluted net income per share	$1.92	$1.95	$2.75	$0.83	$0.80
Adjustments
Fair value increase and deferred income taxes	$(0.97)	$(0.97)	$(1.79)	$(0.82)	$(0.82)
FFO per share	$0.95	$0.98	$0.96	$0.01	$(0.02)
FFO	$160.2	$165.4	$161.3	$1.1	$(4.1)
Weighted average shares outstanding for per share FFO calculations	168.6		168.6	—

FFO	$160.2	$165.4	$161.3	$1.1	$(4.1)
Weighted average shares outstanding for per share AFFO calculations (including conversion of all outstanding convertible debentures)	189.6		189.1	(0.5)
FFO per share (using weighted average AFFO shares outstanding)	$0.85	$0.87	$0.85	—	$(0.02)
Revenue sustaining capital expenditures	$(0.08)	$(0.08)	$(0.08)	$—	$—
Non-cash items, net	$0.12	$0.13	$0.14	$0.02	$0.01
AFFO per share	$0.89	$0.92	$0.91	$0.02	$(0.01)

The variance in projected diluted net income per share from Q3 guidance to 2011 actual primarily represents the actual increase in the value of investment properties recorded in the fourth quarter results. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

2012 GUIDANCE

	Low	High

Projected diluted net income per share	$0.72	$0.76
Adjustments
Projected fair value increase and deferred income taxes	$0.24	$0.24
Projected FFO per share	$0.96	$1.00
Projected FFO	$174.8	$182.1
Projected weighted average shares outstanding for per share FFO calculations	182.1

Projected FFO	$174.8	$182.1
Projected weighted average shares outstanding for per share AFFO calculations (including conversion of all outstanding convertible debentures)	198.5
Projected FFO per share (using weighted average AFFO shares outstanding)	$0.88	$0.92
Projected revenue sustaining capital expenditures	(0.08)	(0.08)
Projected non-cash items, net	0.10	0.10
Projected AFFO per share	$0.90	$0.94

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the change in values of investment properties, the Company’s capital structure and share price, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, funds from operations and adjusted funds from operations are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2012 guidance is based on the following operating activity assumptions:

•	Same property NOI growth of 1% to 2% (excluding redevelopment and expansion);

•	Development, redevelopment and expansion coming on line of 600,000 to 700,000 square feet with approximate gross book value of $225 to $275 million;

•	Redevelopment and income-producing property acquisitions totalling approximately $150 million for the year;

•	Disposition of approximately $250 million income-producing properties in 2012 ;

•	Revenue sustaining capital expenditures are expected to be approximately $0.75 per square foot on average;

•	Capital structure and leverage will be similar to December 31, 2011;

•	The Company does not forecast changes in capitalization rates used to value investment properties. These changes have the effect of increasing or decreasing net income but not FFO or AFFO.

Readers should refer to the section below titled “Forward-Looking Statements” for important information on risk factors.

OUTLOOK AND BUSINESS ENVIRONMENT

Over the past decade, First Capital Realty has made significant progress in growing its business across the country, focussing on key urban markets, generating modest accretion in funds from operations while dramatically enhancing the quality of its portfolio. The Company will continue to grow its business and property portfolio in the context of the acquisition, financing and tenant dynamics in Canada and its long term value creation strategy.

The urban property acquisition environment remains competitive for assets of similar quality to those the Company owns. The transaction activity in all classes of commercial real estate is high with many bids on quality properties and asset valuations reflect this strong demand for well-located income-producing assets.

Urban municipalities where the Company operates continue to focus on increasing density within the existing boundaries of infrastructure. This provides the Company with multiple density development and redevelopment opportunities in its existing portfolio of urban properties, which includes an inventory of adjacent land sites and development land. Development activities continue to provide the Company with growth within its existing portfolio of assets. These activities also typically generate higher returns on investment over the long term and improve the quality and increase sustainable growth of property rental income.

The Company is now seeing a surge in entry into the Canadian retail landscape from major U.S. retailers, including Target, Marshalls, Dollar Tree and others, which is serving as a catalyst for growth and repositioning of retail tenants and space in most of the Company’s markets. This typically will result in new opportunities for the Company, but also brings increased competition. We are also focused on a change we see occurring in our industry with a new and younger generation of consumers whose shopping patterns will be more difficult to predict. As a result, the Company is highly focussed on ensuring the competitive position of its assets in various retail trade areas and continues to closely follow demographics and goods and services shopping trends. The Company’s proactive management strategy helps ensure its properties remain attractive to high quality tenants and their customers.

Canada’s economy is growing at a relatively moderate pace and uncertainty remains due to ongoing sluggish growth in many of the world’s major economies. However, on a relative basis, Canada currently has a healthier economy than the United States and Europe. The ongoing uncertainty with respect to sovereign and consumer debt issues in these regions continues to contribute to the maintenance of a low interest rate environment. Both the equity and long-term debt markets are accessible but sometimes volatile from a price perspective, primarily due to the aforementioned factors external to the Company and the Canadian economy. In this environment the Company will continue to focus on maintaining access to all sources of long-term capital at the lowest possible cost. In particular, the Company is focussed on both extending the term, and staggering the maturity of its debt.

Currently, financing availability in Canada from both financial institutions and the capital markets is robust, particularly for the better credits and larger real estate companies. However, relative to pricing currently sought by vendors of high quality, well-located urban properties, spreads also continue to be very tight. The Company will continue to selectively acquire high quality, well-located properties that add strategic value and/or operating synergies, provided that they will be accretive to FFO over the long term, and that equity and long-term debt capital can be priced and committed to maintain conservative leverage.

With respect to acquisitions of both income-producing and development properties, as well as in its existing portfolio, the Company will continue to focus on the quality, sustainability and growth potential of rental income. Consistent with First Capital Realty’s past practices and in the normal course of business, the Company is engaged in discussions, and has various agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. However, there can be no assurance that these discussions or agreements will result in acquisitions or dispositions, or if they do, what the final terms or timing of such acquisitions or dispositions would be. The Company expects to continue current discussions and actively pursue other acquisition, investment and disposition opportunities.

Specifically, Management is focussed on the following five areas to achieve its objectives through into 2012 and into 2013:

•	continued focus on proactive asset management that results in higher rent growth;

•	selective acquisitions of strategic assets and adjacent sites;

•	development, redevelopment and repositioning activities, including land use intensification;

•	increasing efficiency and productivity of operations; and

•	improving the cost of both debt and equity capital.

Through various business and economic cycles, since August 2000 when the current management came on board, the Company has consistently delivered growth in same property net operating income, leasing and occupancy. At the same time, the Company has continued to undertake selective development and redevelopment activities, ultimately improving its ability to generate high-quality cash flow from operations. Management’s cautious approach to maintaining liquidity and extending debt maturities has offset some of the improvements in the Company’s funds from operations that otherwise would have resulted from the solid operating performance of the Company’s property portfolio. Management is committed to the strategy it employs to achieve the Company’s long term objectives.

Overall, Management is confident that the quality of the Company’s balance sheet and the defensive nature of its assets and operations will continue to serve it well in the current environment.

REGULATORY FILINGS AND SUPPLEMENTAL INFORMATION

First Capital Realty’s financial statements and MD&A for the year ended December 31, 2011 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com. First Capital Realty’s Corporate Presentation will also be available today on the Home Page of the Company’s website.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing our fourth quarter and year-end results on Friday, March 9, 2012 at 9.00 a.m. (ET).

Teleconference:

You can participate in the live conference toll-free at 866-299-6657 or at 416-641-6135. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through March 23, 2012 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 2067474.

Webcast:

To access the webcast, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our home page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-299-6657 or 416-641-6135. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The Company currently owns interests in 167 properties, including ten under development, totalling approximately 23.2 million square feet of gross leasable area and three sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the year ended December 31, 2011, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. The forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the “2012 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2012 Guidance” and “Outlook and Business Environment” sections of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s Management’s Discussion and Analysis for the twelve-month period ended December 31, 2011 and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risk and Uncertainties” and “Risk Factors” sections, include, but are not limited to, general economic conditions, the availability of new competitive supply of retail properties which may become available either through construction or sublease, First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents, changes in interest rates and credit spreads, availability of debt and equity financing, tenant bankruptcies, tenant financial difficulties and defaults, unexpected costs or liabilities related to acquisitions, development and construction, environmental liability and compliance costs, the relative illiquidity of real property, legal matters, reliance on key personnel, changes in operating costs, First Capital Realty’s ability to obtain insurance coverage at a reasonable cost and changes in the U.S.–Canadian foreign currency exchange rate. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR